UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-40179

PINE TECHNOLOGY ACQUISITION CORP.
(Exact name of registrant as specified in its charter)

260 Lena Drive Aurora, Ohio 44202 (212) 402-8216
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one share of Class A common stock, $0.0001 par value, and one-third of one warrant Shares of Class A common stock Warrants included as part of the units
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Units, each consisting of one share of Class A common stock and one-third of one warrant: 0 holders

Shares of Class A common stock: 0 holders

Warrants included as part of the units: 0 holders

Pursuant to the requirements of the Securities Exchange Act of 1934, Pine Technology Acquisition Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 23, 2023	PINE TECHNOLOGY ACQUISITION CORP.

	By:	/s/ Ciro M. DeFalco
		Name:	Ciro M. DeFalco
		Title:	Chief Financial Officer